Exhibit 99.1

B Communications Reports its Financial Results
for the Third Quarter of 2014

- Company de-leveraging process progressing well and ahead of schedule -

Ramat Gan, Israel – November 10, 2014 – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today reported its financial results for the third quarter ended September 30, 2014.

Bezeq’s Results: For the third quarter of 2014, the Bezeq Group reported revenues of NIS 2.2 billion ($604 million) and operating profit of NIS 671 million ($182 million). Bezeq’s EBITDA for the third quarter totaled NIS 998 million ($270 million), representing an EBITDA margin of 44.7%. Net income for the period attributable to Bezeq’s shareholders totaled NIS 428 million ($116 million). Bezeq's cash flow from operating activities during the period totaled NIS 950 million ($257 million).

Cash Position: As of September 30, 2014, B Communications’ unconsolidated cash and cash equivalents and short term investments totaled NIS 699 million ($189 million). In addition, a dividend receivable of NIS 391 million ($106 million) as of September 30, 2014 increased B Communications’ total liquidity balances to NIS 1.1 billion ($295 million). As of September 30, 2014, the outstanding amount, including accrued interest and unamortized premiums, discounts and debt issuance costs, of B Communications’ Senior Secured Notes (7⅜%) was NIS 2.85 billion ($771 million) and Series B Debentures was NIS 697 million ($189 million).

B Communications’ Unconsolidated Balance Sheet Data (in millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30,	September 30,	September 30,	December 31,
	2014		2013
	NIS	US$	NIS	NIS
Debentures and loans
Senior Secured Notes 7⅜%(1)	2,851	771	-	-
Series B Debentures	697	189	694	706
Series A Debentures	-	-	191	193
Bank and institutional loans	-	-	3,042	2,502
Total	3,548	960	3,927	3,401

Liquidity balances
Lockbox account(2)	293	79	1,031	209
Unrestricted cash(3)	406	110	328	455
Dividend receivable	391	106	-	-
Total	1,090	295	1,359	664

(1)
Senior Secured Notes balance is the sum of (a) the NIS amount equivalent to the $725 million that was hedged on the date that the Notes were issued amounting to NIS 2,561 million, (b) $75 million multiplied by the representative rate of exchange as of September 30, 2014 (NIS 3.695 = U.S. Dollar 1.00) and (c) accrued interest and unamortized debt issuance costs.

(2)
Lockbox account - one or more accounts designated as a lockbox account and maintained by B Communications (SP-2) Ltd. (or any of its successors) and pledged as collateral to the security agent for the benefit of the holders of the Senior Secured Notes. Amounts from prior periods are shown as comparative data and reflect amounts that were maintained by B Communications (SP-2) Ltd. but not in a lockbox account.

(3)
Unrestricted cash - any funds, property or assets (including any property or assets acquired with or earned on such unrestricted cash) not expressly required by the terms of the Indenture for the Senior Secured Notes to be deposited in or allocated to the lockbox account and any other funds with respect to which the Indenture expressly provides shall constitute unrestricted cash, including proceeds from indebtedness permitted to be incurred under the Indenture which are not otherwise expressly required by the terms of the Indenture to be deposited in or allocated to the lockbox account; provided that no specified shares or collateral shall constitute unrestricted cash.

B Communications' Cash Management: B Communications manages its cash balances according to an investment policy that was established by its Board of Directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to B Communications' investment policy approximately 80% of the funds must be invested in investment-grade securities.

Dividend from Bezeq: On August 6, 2014, Bezeq's Board of Directors resolved to recommend to its General Meeting of Shareholders the distribution of a cash dividend of NIS 1,267 million ($343 million). On September 3, 2014, Bezeq's shareholders approved the dividend distribution and on October 2, 2014, B Communications received its share totaling approximately NIS 391 million ($106 million).

B Communications’ Third Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the third quarter of 2014 totaled NIS 2,232 million ($604 million), a 6.9% decrease compared with NIS 2,398 million reported in the third quarter of 2013. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating income for the third quarter of 2014 totaled NIS 516 million ($140 million), a 1.38% increase compared with NIS 509 million reported in the third quarter of 2013.

B Communications’ consolidated net income for the third quarter of 2014 totaled NIS 219 million ($59 million), a 19.7% increase compared with NIS 183 million reported in the third quarter of 2013.

B Communications’ Third Quarter Unconsolidated Financial Results

As of September 30, 2014 B Communications’ held approximately 31% of Bezeq's outstanding shares. Accordingly, B Communications’ interest in Bezeq's net income for the third quarter of 2014 totaled NIS 132 million ($36 million), a 5.0% decrease compared with NIS 139 million reported in the third quarter of 2013.

During the third quarter of 2014, B Communications recorded net amortization expenses of NIS 34 million ($9 million) related to its Bezeq purchase price allocation (“Bezeq PPA”) in its unconsolidated financial statements. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until September 30, 2014, B Communications has amortized approximately 65% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to its audited financial reports, as well as to future financial statements.

B Communications’ unconsolidated net financial expenses for the third quarter of 2014 totaled NIS 99 million ($27 million) compared to NIS 62 million in the third quarter of 2013. Financial expenses during the third quarter of 2014 include, NIS 86 million ($23 million) related to the publicly traded Series B Debentures and the Senior Secured Notes and NIS 31 million ($9 million) of non-cash, net expenses related to the revaluation of the cross-currency swap (“CCS”) hedge transactions related to the Senior Secured Notes. The CCS transactions do not qualify for hedge accounting. In accordance with IAS 39, derivatives that do not qualify for hedge accounting are recognized on the statement of financial position at their fair value, with changes in the fair value recognized as a component of “financial expenses, net” in the statement of income. B Communications expects that these non-cash revaluation expenses will fully offset against the US dollar denominated Senior Secured Notes over the term of the hedge transactions. Until then, such revaluation expenses could have a material adverse effect on B Communications’ statement of income due to the volatility of the fair value valuation method. These expenses were offset in part by financial income of NIS 29 million ($8 million) generated by short term investments.

B Communications’ net loss attributable to shareholders for the third quarter of 2014 was NIS 2 million ($1 million) compared to net income attributable to shareholders of NIS 12 million reported in the third quarter of 2013.

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	September 30,	September 30,	September 30,	December 31,
	2014		2013
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financing expenses, net	(99)	(27)	(62)	(211)
Other and income tax
expenses	(1)	(1)	(2)	(12)
PPA amortization, net	(34)	(9)	(63)	(186)
Interest in Bezeq's net income	132	36	139	546
Net income (loss)	(2)	(1)	12	137

Comments of Management

Commenting on the results, Mr. Doron Turgeman, B Communications’ CEO, stated, “During the third quarter, we continued to make progress in line with our business plan, leveraging Bezeq's stable platform and unique strength to achieve our goals. As of today our current liquidity totals approximately NIS 1.1 billion, which represents a net financial debt of NIS 2.5 billion, a LTV ratio of less than 45% and a Net Asset Value (NAV) of more than NIS 3 billion. With full confidence in Bezeq's long term cash generating power; we will continue our efforts to strengthen our financial stability and liquidity in order to improve our debt and equity positions.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the third quarter ended September 30, 2014. For a full discussion of Bezeq’s results for the third quarter of 2014, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q3 2014	Q3 2013	% change
	(NIS millions)

Revenues	2,232	2,398	(6.9)%
Operating profit	671	721	(6.9)%
EBITDA	998	1,050	(5.0)%
EBITDA margin	44.7%	43.8%
Net profit attributable to Bezeq's shareholders	428	449	(4.7)%
Diluted EPS (NIS)	0.16	0.16	0.0%
Cash flow from operating activities	950	1,143	(16.9)%
Payments for investments	322	320	0.6%
Free cash flow 1	700	876	(20.1)%
Net debt/EBITDA (end of period) 2	1.40	1.97

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the third quarter of 2014 amounted to NIS 2.23 billion ($604 million) compared with NIS 2.40 billion in the corresponding quarter of 2013, a decrease of 6.9%.  The reduction in Group revenues was primarily related to a decrease in revenues from cellular services due to the challenging competitive environment in the cellular market as well as a reduction in the revenues of Bezeq Fixed Line which was mainly influenced by a decrease in fixed call termination rates.

Salary expenses of the Bezeq Group in the third quarter of 2014 amounted to NIS 437 million ($118 million) compared with NIS 464 million in the corresponding quarter of 2013, a decrease of 5.8%.  The decrease in salary expenses was primarily due to a reduction in share-based payments as well as streamlining at Bezeq Fixed Line and Pelephone.

Operating expenses of the Bezeq Group in the third quarter of 2014 amounted to NIS 822 million ($222 million) compared with NIS 890 million in the corresponding quarter of 2013, a decrease of 7.6%.  The decrease in operating expenses was primarily due to a reduction in equipment and interconnect expenses.

Operating profit of the Bezeq Group in the third quarter of 2014 amounted to NIS 671 million ($182 million) compared with NIS 721 million in the corresponding quarter of 2013, a decrease of 6.9%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the third quarter of 2014 amounted to NIS 998 million ($270 million) (EBITDA margin of 44.7%) compared with NIS 1.05 billion (EBITDA margin of 43.8%) in the corresponding quarter of 2013, a decrease of 5.0%.

The decrease in operating profit and EBITDA was due to a decrease in the profitability of Pelephone as a result of increased competition in the cellular market.

Net profit attributable to Bezeq shareholders in the third quarter of 2014 amounted to NIS 428 million ($116 million) compared with NIS 449 million in the corresponding quarter of 2013, a decrease of 4.7%.

Operating cash flow of the Bezeq Group in the third quarter of 2014 amounted to NIS 950 million ($257 million) compared with NIS 1.1 billion in the corresponding quarter of 2013, a decrease of 16.9%.  The decrease in operating cash flow was primarily due to lower profitability at Pelephone as well as changes in working capital.

Payments for investments (Capex) of the Bezeq Group in the third quarter of 2014 amounted to NIS 322 million ($87 million) compared with NIS 320 million in the corresponding quarter of 2013, an increase of 0.6%.

Free cash flow of the Bezeq Group in the third quarter of 2014 amounted to NIS 700 million ($189 million) compared with NIS 876 million in the corresponding quarter of 2013, a decrease of 20.1%.  The decrease in free cash flow was primarily due to the decrease in operating cash flow mentioned above.

Net financial debt of the Bezeq Group amounted to NIS 6.27 billion ($1.7 billion) at September 30, 2014 compared with NIS 8.58 billion as of September 30, 2013.  At September 30, 2014, the Group's net financial debt to EBITDA was 1.40, compared with 1.97 on September 30, 2013.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of September 30, 2014 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of September 30, 2014 (NIS 3.695 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.
B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Hadas Friedman- Investor Relations
Hadas@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Consolidated Statements of Financial Position as at

		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30,	September 30,	September 30,	December 31,
	2014	2014	2013	2013
	NIS millions	US$ millions	NIS millions	NIS millions
Assets
Cash and cash equivalents	1,617	438	1,013	739
Restricted cash	4	1	-	-
Investments, including derivative financial
instruments	3,173	859	1,603	1,667
Trade receivables, net	2,224	602	2,791	2,651
Other receivables	290	78	345	349
Inventory	83	22	122	117
Assets classified as held-for-sale	144	39	229	217

Total current assets	7,535	2,039	6,103	5,740

Investments, including derivative financial
instruments	85	23	90	81
Long-term trade and other receivables	567	153	700	652
Property, plant and equipment	6,491	1,757	6,590	6,541
Intangible assets	6,037	1,635	6,759	6,613
Deferred and other expenses	368	99	389	381
Investment in equity-accounted investee
(mainly loans)	1,043	282	1,000	1,015
Deferred tax assets	6	2	93	60

Total non-current assets	14,597	3,951	15,621	15,343

Total assets	22,132	5,990	21,724	21,083

B Communications Ltd.

Consolidated Statements of Financial Position as at (cont’d)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30,	September 30,	September 30,	December 31,
	2014	2014	2013	2013
	NIS millions	US$ millions	NIS millions	NIS millions
Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,511	409	1,484	1,451
Trade payables	572	155	629	721
Other payables, including derivative
financial instruments	861	232	849	736
Dividend payable	876	237	-	-
Current tax liabilities	728	197	774	659
Provisions	124	34	124	125
Employee benefits	358	97	248	257
Total current liabilities	5,030	1,361	4,108	3,949

Debentures	9,071	2,455	5,555	6,027
Bank loans	3,402	921	6,184	5,223
Loans from institutions and others	-	-	549	548
Employee benefits	231	63	258	234
Other liabilities	180	48	82	90
Provisions	69	19	67	68
Deferred tax liabilities	865	234	1,081	1,032
Total non-current liabilities	13,818	3,740	13,776	13,222

Total liabilities	18,848	5,101	17,884	17,171

Equity
Total equity attributable to equity holders
of the Company	885	240	1,067	995
Non-controlling interests	2,399	649	2,773	2,917

Total equity	3,284	889	3,840	3,912

Total liabilities and equity	22,132	5,990	21,724	21,083

B Communications Ltd.

Consolidated Statements of Income for the

(In millions, except per share data)

	Six months period ended			Three months period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
		(Note A)			(Note A)
	2014	2014	2013	2014	2014	2013	2013
	NIS	US$	NIS	NIS	US$	NIS	NIS
Revenues	6,793	1,838	7,154	2,232	604	2,398	9,563

Cost and expenses
Depreciation and amortization	1,422	385	1,514	481	130	533	2,014
Salaries	1,328	359	1,436	437	118	467	1,873
General and operating expenses	2,516	681	2,610	823	223	890	3,584
Other operating expenses
(income), net	(561)	(152)	(30)	(25)	(7)	(1)	57

	4,705	1,273	5,530	1,716	464	1,889	7,528

Operating income	2,088	565	1,624	516	140	509	2,035

Financing expenses, net	602	163	241	131	36	97	320

Income after financing
expenses, net	1,486	402	1,383	385	104	412	1,715

Share of losses in
equity-accounted investee	132	36	195	34	9	88	252

Income before income tax	1,354	366	1,188	351	95	324	1,463

Income tax	526	142	427	132	36	141	524

Net income for the period	828	224	761	219	59	183	939

Income (loss) attributable to:
Owners of the company	(98)	(27)	113	(2)	(1)	12	137
Non-controlling interests	926	251	648	221	60	171	802

Net income for the period	828	224	761	219	59	183	939

Earnings per share
Basic income (loss) per share	(3.29)	(0.89)	3.79	(0.06)	(0.02)	0.42	4.56
Diluted income (loss) per share	(3.38)	(0.92)	3.75	(0.08)	(0.02)	0.40	4.50

B Communications Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

	Three months period ended September 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2014	2014	2013
	NIS millions	US$ millions	NIS millions

Operating income	671	182	721
Depreciation and amortization	327	88	329

EBITDA	998	270	1,050

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

	Three months period ended September 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2014	2014	2013
	NIS millions	US$ millions	NIS millions

Cash flow from operating activities	950	257	1,143
Purchase of property, plant and equipment	(272)	(74)	(270)
Investment in intangible assets and deferred expenses	(50)	(13)	(50)
Proceeds from the sale of property, plant and equipment	72	19	53

Free cash flow	700	189	876